UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-38086

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Traderfield Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

33-70 PRINCE STREET suite 805
(No. and Street)

Flushing	New York	11354
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy Looney	212-966-9553	timothy.looney@mytraderfield.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Demarco Sciacotta, Wilkens &Dunleavy, LLP,
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods CT N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Looney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Traderfield Securities, Inc, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIO DIVITA
NOTARY PUBLIC-STATE OF NEW YORK
No 01DI6384260
Qualified in Richmond County
My Commission Expires 12-10-2022

03/29/2022

Notary Public

Signature:

Title: CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRADERFIELD SECURITIES INC
FINANCIAL REPORT
DECEMBER 31, 2021

SEC ID #8-38086
Filed pursuant to Rule 17a-5 (e)(3)
as a PUBLIC DOCUMENT

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

- Statement of Financial Condition 2
- Statement of Operations 3
- Statement of Changes in Stockholder's Equity 4
- Statement of Cash Flows 5
- Notes to Financial Statements 6

Supplemental Information:

Schedule I – Computation of Net Capital Pursuant to Rule Rule 15c3-1 of the Securities and Exchange Act of 1934 12

Exemption Report

Report of Independent Registered Public Accounting Firm 13

Exemption Report 14

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Traderfield Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Traderfield Securities, Inc. (the "Company") as of December 31, 2021, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Traderfield Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Traderfield Securities, Inc.'s auditor since 2020.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 30, 2022

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

TRADERFIELD SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$ 273,245
Receivables from Clearing Firm	218,930
Clearing Deposits	50,000
Prepaid Expenses	3,921
Total Assets	$ 546,096

Liabilities and Stockholder's Equity

Accounts Payable and Accrued Expenses	$ 224,131

Stockholder's Equity

Common stock, no par value, 200 shares authorized 100 shares issued and outstanding	$ -0-
Retained Earnings	321,965
Total Stockholder's Equity	321,965
Total Liabilities and Stockholder's' Equity	$ 546,096

See accompanying notes to financial statements.

TRADERFIELD SECURITIES, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:	
Commission Sharing Income	$2,554,316
Commissions Brokerage	879,330
Rebate	32,704
Services	21,824
Total Revenue	$3,488,174
Expenses:	
Salaries & Commissions	$ 961,401
Clearing Costs	81,615
Taxes State & Local	186,237
Regulatory Fees	37,575
Professional Fees	149,557
Office Supplies	6,015
Continuing Education	30,964
Settlements	374,500
Insurance Expense	9,365
Computer and Internet	52,993
Bank Service Charges	4,441
Miscellaneous Expense	946
Dues and Subscriptions	2,790
Telephone	3,686
Total Expenses	$1,902,085
Net Income	$1,586,089

See accompanying notes to financial statements.

TRADERFIELD SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount		
Balance, January 1, 2021	200	-	$ 150,876	$ 150,876
Stockholder's Contribution	-	-	-	-
Stockholder's Distributions	-	-	(1,415,000)	(1,415,000)
Net Income	-	-	1,586,089	1,586,089
Balance, December 31, 2021	200	$ -	$ 321,965	$ 321,965

See accompanying notes to financial statements.

TRADERFIELD SECURITIES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

		Total
Cash Flow from Operating Activities:		
Net Income	$	1,586,089
Changes to Operating Assets and Liabilties		
Receivables from Clearing Firm		(190,524)
Prepaid Expenses		(2,385)
Accounts Payable and Accrued Expenses		196,913
Net cash provided by operating activities		**1,590,093**
Cash Flows from Financing Activities		
Stockholders' Distributions		(1,415,000)
Net cash provided by financing activities		**(1,415,000)**
Net cash increase for year		**175,093**
Cash at beginning of year	$	98,152
Cash at end of year	**$**	**273,245**

See accompanying notes to financial statements.

TRADERFIELD SECURITIES, INC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. Organization and Nature of Business

Traderfield Securities Inc. (the "Company") is a New York corporation organized on June 6, 1987. The Company is registered as a broker-dealer in securities transactions under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp (SIPC). The Company has adopted December 31 as its year end. The Company is owned 100% by BDM Partners, LLC.

The Company is engaged in a single line of business as an introducing securities broker-dealer. The Company clears all of its transactions through a clearing broker dealer. The Company acts as an introducing broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii).

The accompanying financial statements present the financial position, results of operations, and cash flows of the company on a stand-alone basis.

2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

The financial statements have been applied on a consistent basis with that of the preceding period.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivable from Clearing Firm

Receivable from clearing firm consists of amounts from the Company's clearing firm, Axos Clearing for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2021.

Leases-

On January 1, 2019, the company adopted ASC Topic 842 Leases ("Topic 842"). This standard requires leases requires to recognize most leases on their balance sheet as a right-of-use asset with a corresponding liability. Additional qualitative and quantitative disclosures are also required. The company adopted the practical expedient and made an accounting policy election allowing leases to not recognize right-of-use assets and liabilities with a term of 12 months or less. The adoption of Topic 842 had no impact on the financial statements or disclosures.

Revenue Recognition

Brokerage Commissions - The Company buys and sells securities on behalf of certain of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commission income and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred.

Commission Sharing Income – The Company has a commission sharing agreement. The Company recognizes revenue from transaction executed at another broker dealer. The revenue is generated in a similar manner as described in brokerage commissions, The Company and the other broker dealer agree to the dollars generated. The Company recognizes it as Commission sharing income and the other broker dealer recognizes as commission sharing expense.

Recognition of Revenue- The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commissions and concessions revenue and related expense arising from securities transactions are recorded on a trade date basis. Trailing commission, revenue is generally based on a percentage of the current market value of client's investment holdings and trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' holdings, this variable consideration is constrained until the market value is determinable. Referrals revenue is generally based on a percentage of the current market value of clients' investment holdings and assets of investor introduced to related investment opportunities and is recognized over the period during which the investment is maintained. As referrals revenue is based on the market value of the clients' investment holding, this variable consideration is constrained until the market value is determinable.

Income Tax

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses, and credits. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements. The Company has $132,022 corporate state tax liability as of December 31, 2021.

Income Tax Uncertainties – The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken while preparing the Company's tax returns to determine whether the tax positions are "more likely-than-not" or being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is not currently under audit by any tax jurisdiction.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions on December 31, 2021.

Use of Estimates

The financial statements are presented in accordance with GAAP which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on December 31, 2021, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation.

3. Lease Commitments

The company does not have any lease commitments.

4. Contingencies

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result if the Company's clearing broker dealer is unable to fulfill their contractual obligation.

5. Guarantees

The company has certain obligations to indemnify its management for certain events or occurrences while the individuals are or were serving at the company's request in such capabilities. The maximum liability under these obligations is unlimited; however, the company's insurance policy serves to limit its exposure.

6. Net Capital Requirements

The Company is a member of FINRA and subject to the Securities and Exchange commission Uniform Net capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. As of December 31,2021, the Company had net capital of $318,045 which was $313,045 in excess of the amount required. The company's net capital ratio was 0.705 to 1.

TRADERFIELD SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

7. Settlements

In 2021, the Company settled a FINRA matter. The FINRA matter number is 2018059045003. The matter was related to excessive trading for customer accounts from a representative no longer with the Company. The Company agreed to pay and has paid partial restitutions in the amount of $300,000 to those customers.

8. Related Party Transactions

BDM Partners, LLC, a C, a 100% shareholder the Company, is affiliated with Velocity Clearing, LLC through common ownership. Effective March 10, 2021 the company entered into a commission sharing agreement with Velocity Clearing, LLC resulting in $2,554,316 in revenue for the year ended December 31, 2021. There was a receivable of $191,847 as of December 31, 2021

9. Major Customers

For the year ended December 31, 2021, commission income from one customer amounted to $626,904.

10. Subsequent Events

There were no subsequent events that need to be reflected as of March 30, 2022.

TRADERFIELD SECURITIES INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT to RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2021

Total stockholders' equity	$	321,965
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense		(3,921)
Net capital before haircuts on securities positions		318,044
Less haircuts on securities positions		-
Net Capital	$	318,044
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	224,131
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or 5%	$	5,000
Excess net capital	$	313,044
Net capital less greater of 10% of total AI or 120% of min. net capital	$	312,044
Percentage of aggregate indebtedness to net capital is		0.705
Reconciliation of net capital computations as originally reported on the December 31, 2021 FOCUS report to the computations above		
Net capital as a reported on the Company's Part II FOCUS Capital Report originally filed:		318,044
Net capital as presented above	$	318,044
Excess net capital on FOCUS Report as originally filed	$	318,044
Decrease in net capital		-
Adjusted excess net capital as presented above	$	318,044

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Traderfield Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Traderfield Securities, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Traderfield Securities, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Traderfield Securities, Inc.'s auditor since 2020.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 30, 2022

TRADERFIELD SECURITIES, INC.

EXEMPTION REPORT

Traderfield Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule I 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

2. The company is also filing the Exemption report because the Company's other activities contemplated by Footnote 74 of the SEC Release No. 34-70073 (the "Non-Covered" provision) adopting amendments to 17 CFR §240.17a-5 are limited to referring securities transactions to other broker dealers.

3. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) and the Non -Covered provision throughout the most recent fiscal year ended December 31, 2020 without exception.

Traderfield Securities, Inc.

I, Timothy Looney, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By Timothy J Looney
FINOP March 30, 2022

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Board of Directors
Traderfield Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Traderfield Securities, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of Traderfield Securities, Inc. has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating Traderfield Securities, Inc.'s compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for the intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by Traderfield Securities, Inc. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Traderfield Securities, Inc.'s Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Traderfield Securities, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Traderfield Securities, Inc. and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 30, 2022

TRADERFIELD SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2021

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 5,110
Less Payments Made:		
Date Paid	Amount	
8/5/21	$ 2,657	$ 2,657
Interest on late payments(s)		
Total Assessment Balance and Interest Due		$ 2,453
Payment made with Form SIPC 7		$ 2,453

See Report of Independent Registered Public Accounting Firm

TRADERFIELD SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2021

Total Revenue	$ 3,488,174
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	81,615
Total Deductions	$ 81,615
SIPC NET OPERATING REVENUES	$ 3,406,559
GENERAL ASSESSMENT @ .0015	$ 5,110

See Report of Independent Registered Public Accounting Firm